FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of November 2006
                                 3 November 2006



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1   Press release of British Sky Broadcasting Group plc
                announcing 1st Quarter Results released on 3 November 2006

                                                                 3 November 2006


                       BRITISH SKY BROADCASTING GROUP PLC
              Results for the three months ended 30 September 2006

   BSkyB announces strong first quarter net subscriber growth and substantial demand for Sky Broadband


Further strong growth in Television

- DTH subscribers increased to 8.258 million, net growth of 82,000 in the quarter

- Sky+ households increased by 139,000 in the quarter to 1,692,000, 20% penetration of total DTH subscribers

- Multiroom households increased by 46,000 in the quarter to 1,093,000, 13% penetration of total DTH subscribers

- HD households increased to 96,000, net growth of 58,000 in the quarter


Strong progress since the launch of Residential Broadband and Telephony (1)

- Substantial demand from Sky customers with around one million registrations

- Successful use of pre-registration to proactively manage demand

- 74,000 customers connected, with over 20,000 orders every week

- 540 local exchanges unbundled - 36% of UK homes passed, with 25 exchanges now being unbundled every week

- 49,000 customers signed up to Sky Talk's GBP5 per month anytime calls package taking the total Sky Talk customer base to 204,000


Continued strong financial performance

- Revenue increased by 11% to GBP1,071 million

- EBITDA, excluding Easynet and the impact of Residential Broadband (GBP34 million), increased by 8% to GBP258 million

- Operating profit including Easynet and the impact of Residential Broadband of GBP180 million, an operating margin of 17%

- Operating profit, excluding Easynet and the impact of Residential
  Broadband (GBP42 million), increased by 3% to GBP222 million, a margin of 22%

- Basic earnings per share of 6.5 pence; adjusted earnings per share of
  6.3 pence



James Murdoch, Chief Executive said:

"This has been an important period for the company. We are building on our leadership in pay television and are becoming an increasingly well positioned challenger in the GBP20 billion combined industry for pay television, broadband and telephone services. Sky has delivered the highest first quarter subscriber growth for three years and is seeing high demand across our range of services. One in three families in the UK and Republic of Ireland are choosing Sky for the widest choice in television and now almost a quarter of those families take at least one additional product from us as well. While it is still early, we are pleased with the progress since the launch of Sky Broadband and in just 15 weeks, we've seen a great response from Sky customers. Our preparations, pace of provisioning and investments in service and systems to manage demand are performing well.

Our strategy is leading to an increase in revenue growth with overall revenues up 11% in the quarter. Our expansion into new areas is supported by continued growth and strong financial performance with pay television EBITDA up 8% in the quarter.

A wide choice of quality programmes, innovative services like HDTV, Sky+, and broadband are not only attracting new customers, but also offering new services to existing customers. There's never been a better time to join in."


---------------

(1) Residential Broadband and Telephony data as at 31 October 2006





Enquiries:


Analysts/Investors:

Andrew Griffith Tel: 020 7705 3118
Robert Kingston Tel: 020 7705 3726

E-mail: investor-relations@bskyb.com



Press:

Matthew Anderson Tel: 020 7705 3267
Robert Fraser    Tel: 020 7705 3036

E-mail: corporate.communications@bskyb.com



Finsbury:

Alice Macandrew Tel: 020 7251 3801



A conference call for UK and European analysts and investors will be held at 8:30 a.m. (GMT) today. To register for this, please contact Silvana Marsh at Finsbury on +44 20 7251 3801. A live webcast of this call and replay facility will be available on Sky's corporate website, http://www.sky.com/corporate.

There will be a separate conference call for US analysts and investors at
10.00 a.m. (EST) today. Details of this call have been sent to US institutions and can be obtained from Dana Johnson at Taylor Rafferty on +1 212 889 4350. A live webcast of this call and replay facility will also be available on Sky's corporate website, http://www.sky.com/corporate.


OVERVIEW

Demand for Sky's combination of services was strong. Sales of new Sky DTH subscriptions ("gross additions") were 14% higher than the three months to September 2005 ("the comparable period"); Sky+ sales continue to exceed expectations, with over one in five customers choosing the product; Sky HD has demonstrated the fastest customer take-up for an additional Sky product; over 20,000 Sky Broadband orders are being processed every week; and Sky Talk recorded its highest rate of customer growth for over two years.

Sky Broadband has made an encouraging start. The Group adopted a controlled approach to customer provisioning, which ensured a process that was both efficient for the customer and economic for the Group. As at 31 October 2006, there had been around one million registrations of interest and 74,000 customers were connected to the service, of which 88% were within Sky's network; 204,000 customers took the Sky Talk telephony service.

Total revenue for the three months to September 2006 ("the quarter") increased by 11% to GBP1,071 million, with operating costs at GBP891 million. Total operating profit for the quarter was GBP180 million; excluding the consolidation of Easynet and the impact of Residential Broadband, operating profit increased by 3% to GBP222 million. Profit after tax for the quarter was GBP116 million.


OPERATING REVIEW

Television

At 30 September 2006, the total number of direct-to-home ("DTH") digital satellite subscribers in the UK and Ireland was 8,258,000, representing a net increase of 82,000 in the quarter and the highest first quarter net subscriber growth since 2003.

Strong demand for Sky's broad range of products led to an increase in gross additions of 14% on the comparable period to 325,000; gross additions were 34% higher than those recorded in the three months to September 2004.

Sky+ continues to exceed expectations, with over 20% of all Sky households now taking the product. At 30 September 2006, the number of households subscribing to Sky+ was 1,692,000, an increase of 139,000. During the quarter, the Group reduced the price of Sky+ for existing customers, removing the necessity to take a Multiroom subscription, and thereby allowing them to upgrade at the same attractive rates as new joiners. Multiroom households increased by 46,000 in the quarter to 1,093,000, representing 13% penetration of total DTH subscribers.

Sky HD subscribers more than doubled during the quarter to 96,000, the fastest ever customer take-up of an additional Sky product, and already representing three times the sales levels achieved by Sky+ in its first year.

As a consequence of this strong demand across all products, the range of monthly subscriptions and price points has continued to broaden. Over the last two years, the Group has expanded its use of entry level price points and has extended pricing options at the premium end. The addition of broadband and telephony services will allow this subscription range to broaden further, providing more choice for new and existing customers.

Annualised average revenue per DTH subscriber ("ARPU") for the quarter was GBP385, a GBP6 decrease on GBP391 recorded for the previous quarter(2). This reduction primarily reflects a GBP5 decrease from a number of one-off and phasing items: one-off reduction in 'a la carte' revenues following Film4's re-launch as a subscription free channel; reduced pay-per-view revenues partially attributable to the timing of boxing and wrestling events; and an adverse foreign exchange movement on Irish subscription revenues. The remaining GBP1 reduction was due to the success of a number of short-term promotional offers, partially offset by the initial effects from the recent change in retail pricing on 1 September. The Group expects ARPU to grow during the year, reflecting the full benefit of the retail price rise, increased new product penetration and the greater use of broadband and telephony in the promotional mix, rather than short-term, price driven, promotional offers on viewing packages, particularly in relation to churn.

DTH churn for the quarter (annualised) was 11.8%, 0.1 percentage points higher than the comparable period. The first quarter of the financial year traditionally experiences high churn levels, reflecting the effects of the retail price increase and, this year, a lower level of natural reinstates.

The Group continued to expand its range and quality of programming during the quarter. Sky Sports recently announced a number of significant content agreements: live and exclusive television and IPTV rights to 'La Liga' Spanish football from 2006 to 2009; a new four-year agreement to broadcast the NFL until the 2010/11 season; and a ten year agreement for live and exclusive television, mobile and broadband rights to show the PGA Championship, one of golf's four major championships, through to the end of 2016. Sky Sports has further increased its commitment to women's sports coverage with the agreement to broadcast the 2006/07 domestic netball season. Moreover, on 31 July 2006, Sky launched a second Sky Sports HD channel, thereby further extending the amount of content available to HD subscribers. Throughout the 2006/07 football season Sky Sports will be showing Barclays Premiership matches, Coca-Cola League games, selected matches from the UEFA Champions League, FA Cup, Carling Cup, Guinness Premiership rugby. Furthermore, domestic and international cricket played in the UK are now produced in HD.

During October, Sky One secured exclusive UK television rights to the third and fourth seasons of the award-winning series "Lost", further cementing the channel's position as the home of the best US drama. The show will also be made available on Sky's broadband and mobile platforms. Furthermore, during the quarter, Sky One screened "Robbie Williams Live: A Close Encounter", an exclusively live concert from Roundhay Park in Leeds, which was the UK's first-ever live music event broadcast in HD.

Sky News reinforced its reputation for breaking news by being the first UK network to report the August airline terror alert. This position was further enhanced with the award of the International Emmy Award for Breaking News for its coverage of the 7 July London Bombings.

On 26 October 2006, the Group's HD channel line-up expanded further with the launch of The History Channel HD. The schedule will include a wide range of spectacular programmes in high definition, including UK premieres of "Engineering an Empire" and "The Sahara", as well as HD versions of "The
Crusades: Crescent & The Cross" and "Beyond the Da Vinci Code".

During the quarter the Group demonstrated the breadth of its offering, broadcasting both the Ryder Cup and UEFA Champions League matches live, and simultaneously, over standard definition, HD and broadband. In addition, subscribers to the Group's Sky Mobile TV service could enjoy live coverage of the Ryder Cup on their mobile phones. In October, the Group expanded distribution of its Sky Mobile TV service by reaching agreement with Orange (UK) and 3 UK to make the service available to their 3G mobile customers.

---------------

(2) The Group has adjusted its calculation of ARPU to reflect revised contractual arrangements in respect of Sky Talk. Previously, Sky Talk revenues were recognised on a net margin basis, whereas, now, the Group recognises gross telephony revenues in its ARPU calculations. On a like-for-like basis, this adjustment would result in each ARPU figure disclosed during the previous financial year being increased by GBP3 (therefore, ARPU for the three months to June 2006 would increase from GBP388 to GBP391).


Residential Broadband and Telephony

Sky announced its new broadband internet access service, Sky Broadband, on 18 July 2006 and implemented a controlled provisioning process in anticipation of high levels of customer demand. Following an initial period of registrations only, the Group commenced provisioning in mid August. At 31 October 2006, around one million customers had registered their interest in Sky Broadband and the Group had received 113,000 orders. Of these, 74,000 customers' broadband lines had been activated, 65,000 (88%) of which were located within Sky's network. The vast majority of these customers were activated within 15 working days of their booking date. At this early stage the mix of products chosen is encouraging, with over half of customers taking a paid-for broadband package, reflecting the offering's high quality and compelling value. The Group had a further 35,000 customers registered to UK Online, Easynet's residential broadband service, bringing the total number of broadband customers to 109,000.

Sky's broadband provisioning process is designed to ensure that customer demand is managed in an efficient manner. After the launch announcement, the Group's TV customers were invited by letter to register their interest in Sky Broadband. Following registration, customers have been invited on a phased basis to order the Sky Broadband product of their choice in accordance with network coverage. This has allowed the Group to maintain a controlled approach to customer provisioning and to manage the increase in the rate of customer orders from an average of 950 per week during August to around 10,000 per week during September and October. This rate has accelerated further and the Group is currently processing around 20,000 orders a week. The recent launch of 'eSales', the Group's online ordering tool, will facilitate further this acceleration in customer activations and reduce demand placed on the call centres.

At 31 October 2006, 602 exchanges had been handed over by BT OpenReach for Easynet equipment installation, of which 540 had been unbundled, (representing 36% of UK homes passed). The Group remains on track to meet its target network coverage of 50% of UK homes by December 2006 and 70% of UK homes by December 2007.

Following the re-launch of the Group's telephony offering on 18 July (unlimited anytime calls to another UK landline for GBP5 per month), Sky Talk recorded its highest rate of subscriber growth for over two years. At 31 October 2006, 49,000 customers had signed up to the GBP5 per month anytime call package, with 18% of broadband customers taking this telephony product. The total number of Sky Talk customers was 204,000.


FINANCIAL REVIEW

Total revenues increased by 11% compared to the three months ended 30 September 2005 to GBP1,071 million. Total operating costs increased by GBP140 million to GBP891 million, generating a Group operating profit of GBP180 million. This result is after the inclusion of operating losses from the consolidation of the Easynet and Residential Broadband of GBP7 million and GBP35 million respectively. Excluding these items, the Group's operating profit was GBP222 million.

The Easynet operating loss of GBP7 million comprised GBP38 million of revenues and GBP45 million of operating costs; the net residential broadband operating loss of GBP35 million comprised GBP10 million of revenue offset by GBP45 million of expenditure. The costs of Easynet and broadband fall mainly within the categories of marketing, subscriber management, transmission and administration. A breakdown of total revenues and operating costs within these categories will be provided at the interim results in January 2007.

DTH revenues increased by 6% on the comparable period to GBP792 million, principally driven by 5% growth in the average number of DTH subscribers.

Wholesale revenues continued to disappoint, decreasing by 2% on the comparable period to GBP53m. This reflects the further reduction in the absolute number of cable premium television subscribers which more than offset the changes to wholesale prices in September 2005.

Advertising revenues for the quarter were 4% lower than the comparable period at GBP78 million, reflecting the challenging conditions in the general television advertising sector. This sector has declined by 8% during the quarter and is forecast to fall by 7% during the entirety of calendar year 2006. However, against this backdrop, Sky's overall share of this sector increased, and the Group expects to continue to outperform the UK television advertising sector for the remainder of this calendar year.

SkyBet net revenues increased by 43% on the comparable period to GBP10 million, as a consequence of strong growth in sports betting and interactive gaming. Gross SkyBet revenue for the quarter was GBP126 million. Sky Active revenues of GBP22 million for the quarter were in line with the comparable period.

On an underlying (defined as Group revenue, expense or profits excluding the financial impact of Easynet and residential broadband) basis, other revenue grew strongly by 26% on the comparable period to GBP72 million. This primarily reflects increased installation revenues from new products, with a corresponding increase in installation costs reflected within subscriber management expenditure.

Despite significant investment in high quality Sports content (including the new ECB cricket contract and the biennially staged Ryder Cup), total programming costs reduced by GBP3 million on the comparable period to GBP393 million, principally reflecting lower third party channel and Movie costs. Reduced third party channel payments on the comparable period reflected improved distribution agreements and Film4's re-launch as a subscription-free channel. Movie costs decreased on the comparable period due to the phasing of title delivery, favourable contract renegotiations and beneficial foreign exchange movements.

Underlying gross margin (defined as underlying revenue less programming costs as a proportion of revenue) increased by three percentage points on the comparable period to 62% (after adjusting the prior year revenues to take account of the change in accounting treatment of SkyBet revenues).

Total other operating costs increased by GBP143 million to GBP498 million on the comparable period, including GBP90 million of operating expenses from Easynet and the residential broadband business. Excluding these movements, other operating costs increased on an underlying basis by GBP53 million.

Marketing costs increased by GBP22 million on the comparable period to GBP161 million. This movement reflects the absolute increase in new subscribers in the quarter, as well as broadband related acquisition and consumer marketing expenditure. Subscriber management costs increased by GBP55 million on the comparable period to GBP151 million, principally reflecting the inclusion of Easynet and broadband related costs, a GBP10m depreciation charge relating to the installation of new customer management systems and increased new product installations (as disclosed within the other revenue analysis). Administration and transmission costs increased by GBP27 million and GBP39 million respectively, predominantly due to the inclusion of Easynet and broadband related expenditure and increased depreciation as result of the Group's infrastructure investment programme.

Total operating profit was GBP35 million lower than the comparable period at GBP180 million; underlying operating profit for the quarter increased by GBP7 million on the comparable period to GBP222 million. Group operating profit margin for the quarter was 17%, although this rose to 22% on an underlying basis, in line with the comparable period.

Total earnings before interest, tax, depreciation and amortisation ("EBITDA") were GBP15 million lower than the comparable period at GBP224 million; underlying EBITDA for the quarter increased by GBP19 million on the comparable period to GBP258 million.

After the Group's share of operating profits from joint ventures of GBP2 million and a net interest charge of GBP16 million, the Group made a profit before tax in the quarter of GBP166 million.

The total tax charge for the period of GBP50 million includes a current tax charge of GBP37 million and a deferred tax charge of GBP13 million resulting in an effective tax rate of 30.1% (September 2005: 30.0%).

The Group's profit after tax for the quarter decreased by GBP24 million to GBP116 million, leading to a reduction in adjusted earnings per share to 6.3 pence from 7.6 pence in the comparable quarter.

The Group maintained its strong cashflow generation during the quarter. Despite a seasonal working capital outflow of GBP165 million (principally due to the timing of payments for Sports rights) and significant investment in broadband, the Group was still able to generate a cash inflow from operations of GBP59 million. After net interest payable of GBP25 million, taxation of GBP7 million and other items, the Group invested GBP78 million in its capital expenditure programme and returned GBP211 million to shareholders in the final stage of its share buy-back programme. As at 30 September 2006, net debt increased during the quarter from GBP761 million to GBP997 million.


DISTRIBUTIONS TO SHAREHOLDERS

During the quarter the Group completed its share buy-back programme. Over the course of the last 12 month programme the Group repurchased 92 million shares for cancellation, representing five percent of issued share capital, for consideration of GBP493 million (including stamp duty and commissions). The total number of shares outstanding at 30 September 2006 was 1,753,412,599.


CORPORATE

In July 2006, the Group established a retail presence through the acquisition of the independent retailer 'You Me TV', which offered a variety of entertainment, broadband and telephony services via a network of 59 stores in the concourses of shopping centres around the UK. Ownership of 'You Me TV' complements Sky's existing retail and venue sales and provides a platform to drive awareness and take-up of the Group's fast-growing product range among new and existing customers. Since the acquisition, You Me TV's stores have been re-branded as Sky retail units and now focus exclusively on the promotion of Sky products, having ended supplier relationships with ntl:Telewest and others. The number of stores in the Sky retail network has increased to 81 since completion of the acquisition and is expected to reach 100 by 31 December 2006. It is estimated that the shopping centres in which the stores are situated receive more than 20 million customer visits each week. The Group intends to continue to expand the network over time to provide access to new venues and ensure that it can promote its entertainment and communications services to a growing audience.

Lord St John of Fawsley will not be seeking re-election as a Director of the Company at today's AGM and therefore retires from the Board. The Board wishes to express their gratitude to Lord St John for the outstanding contribution he has made to the business over a number of years.


CORPORATE RESPONSIBILITY

During the quarter, Sky built upon its achievement of becoming the world's first carbon neutral media company. The company continued to work with employees and business partners to improve energy consumption, save money and play a part in addressing climate change. The Group has been recognised for the full disclosure of its CO2 emissions in the fourth report of the Carbon Disclosure Project (CDP) in September 2006. The CDP represents 255 global investors with assets of $31 trillion.

During the quarter, Sky launched the first remote control specifically designed to assist older customers, people with visual impairments and those with limited dexterity. This was recognised by the RNIB and other leading advocates for people with disabilities. The Group continued to use the power of its brand to engage young people and, in October, launched a Sky Sports Victory Shield website to support the Under 16s football tournament. In addition, Sky's 'Living for Sport' programme extended its reach to 469 schools across the country.


Use of measures not defined under IFRS

This press release contains certain information on the Group's financial position, results and cash flows that have been derived from measures calculated in accordance with IFRS. This information should not be read in isolation of the related IFRS measures.


Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and business, and management's strategy, plans and objectives for the Group. These statements include, without limitation, those that express forecasts, expectations and projections with respect to the potential for growth of free-to-air and pay-TV, fixed line telephony, broadband and bandwidth requirements, advertising growth, DTH subscriber growth, Multiroom, Sky+ and other services penetration, churn, DTH and other revenue, profitability and margin growth, cash flow generation, programming and other costs, subscriber acquisition costs and marketing expenditure, capital expenditure programmes and proposals for returning capital to shareholders.

These statements (and all other forward-looking statements contained in this document) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Group's control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that the Group operates in a highly competitive environment, the effects of laws and government regulation upon the Group's activities, its reliance on technology, which is subject to risk, change and development, failure of key suppliers, its ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, the Group's ability to continue to communicate and market its services effectively, and the risks associated with the Group's operation of digital television transmission in the UK and Ireland.

Information on some of the risks and uncertainties associated with the Group's business are described in the "Review of the Business - Risk Factors" section of Sky's Annual Report on Form 20-F for the year ended 30 June 2006. Copies of the Annual Report on Form 20-F are available on request from British Sky Broadcasting Group plc, Grant Way, Isleworth TW7 5QD or from the British Sky Broadcasting web page at www.sky.com/corporate. All forward-looking statements in this document are based on information known to the Group on the date hereof. Except as required by law, the Group undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



Appendix 1

Subscribers to Sky Channels

                           Prior year               Prior               First
                        first quarter             quarter             quarter
                                as at               as at               as at
                         30 September             30 June        30 September
                                 2005                2006                2006

DTH homes(1),(2),(3)        7,844,000           8,176,000           8,258,000

Total TV homes in the
UK and Ireland(4)          26,417,000          26,684,000          26,764,000

DTH homes as a
percentage of total
UK and Ireland TV
homes                              30%                 31%                 31%

Cable - UK                  3,281,000           3,294,000           3,251,000
Cable - Ireland               588,000             604,000             606,000

Total Sky pay homes        11,713,000          12,074,000          12,115,000

Total Sky pay homes
as a percentage of
total UK and Ireland TV
homes                              44%                 45%                 45%

Sky+ homes                  1,027,000           1,553,000           1,692,000

Multiroom homes(5)            748,000           1,047,000           1,093,000

HD homes                            -              38,000              96,000

Broadband customers                 -                   -              44,000

DTT - UK(6)                 5,316,000           7,326,000           7,646,000



(1): Includes DTH subscribers in Republic of Ireland (441,000, as at 30 September 2006).

(2): DTH subscribers includes only primary subscriptions to Sky (no additional units are counted for Sky+ or Multiroom subscriptions). This does not include customers taking Sky's Freesat offering or churned customers viewing free-to-air channels.

(3): DTH homes include subscribers taking Sky packages via DSL through Homechoice.

(4): Total UK homes estimated by BARB and taken from the beginning of the month following the period end (latest figures as at 1 October 2006). Total Ireland homes estimated by Nielsen Media Research, conducted on an annual basis in July with results available in September (latest figures as at July 2006).

(5): Multiroom includes households subscribing to more than one digibox. (No additional units are counted for the second or any subsequent Multiroom subscriptions.)

(6): DTT homes estimated by BARB and taken from the beginning of the following month (latest figures as at 1 October 2006). These include Sky or Cable homes that already take multi-channel TV.





Appendix 2

Glossary


Useful definitions           Description
Adjusted profit              Profit for the period adjusted to remove
                             mark-to-market movements in derivative financial
                             instruments that do not qualify for hedge
                             accounting, exceptional items and any changes in
                             the estimate of recoverable tax assets in respect
                             of prior years.

Adjusted earnings per share  Adjusted profit divided by the weighted average number of ordinary shares

ARPU Average Revenue Per User: the amount spent by the Group's residential subscribers in the quarter, divided by the average number of residential subscribers in the quarter, annualised.

Broadband                    Broadband is a common term for a high bandwidth
                             connection - one that can send or download
                             information many times faster than a standard
                             telephone and modem.

Churn The rate at which subscribers relinquish their subscriptions, expressed as a percentage of total subscribers.

Digibox                      Digital satellite reception equipment.

EBITDA Earnings before interest, taxation, depreciation and amortisation is calculated as operating profit before depreciation and amortisation or impairment of goodwill and intangible assets.

Effective tax rate           Taxation divided by profit before taxation.

Gross Sky Bet revenue        Gross stakes placed by customers on events taking
                             place in the period and net customer losses in
                             respect of casino, online roulette and similar
                             interactive casino style games.

HD                           High Definition.

Homes passed                 The number of homes that are covered by Sky's
                             network.

Local loop unbundling        A process by which BT's exchange lines are
                             physically disconnected from BT's network and
                             connected to other operators' networks. This
                             enables operators other than BT to use the BT local
                             loop to provide services to customers.

Multichannel viewing share   Share of viewers of non-analogue terrestrial
                             television.

Multiroom                    Installation of one or more additional digiboxes in
                             the household of an existing DTH subscriber.

Net debt Cash, cash-equivalents, short-term deposits, borrowings and borrowings related derivative financial instruments.

Sky +                        Sky's fully-integrated Personal Video Recorder
                             (PVR) and satellite decoder.

Underlying                   Group revenue, expense and profit excluding the
                             impact of Easynet and residential broadband.

Underlying gross margin      Underlying revenue less programming expenses as a
                             proportion of revenue.

Viewing share                Number of people viewing a channel as a percentage
                             of total viewing audience.


Consolidated Income Statement for the three months ended 30 September 2006



                                                           2006/07      2005/06
                                                             Three        Three
                                                            months       months
                                                             ended        ended
                                                                30           30
                                                         September    September
                                                              GBPm         GBPm
                                              Notes    (unaudited)  (unaudited)

Revenue                                            1        1,071          966
Operating expense                                  2         (891)        (751)

EBITDA                                                        224          239
Depreciation and amortisation                                 (44)         (24)
Operating profit                                              180          215

Share of results from joint ventures
and associates                                                  2            2
Investment income                                              14            8
Finance costs                                                 (30)         (25)
Profit before tax                                             166          200

Taxation                                                      (50)         (60)
Profit for the quarter                                        116          140

Earnings per share (in pence) from profit for
the quarter
Basic and diluted                                             6.5p         7.5p
Adjusted                                                      6.3p         7.6p







Notes:

1.       Revenue

                                                         2006/07      2005/06
                                                           Three        Three
                                                          months       months
                                                           ended        ended
                                                    30 September 30 September
                                                            GBPm         GBPm
                                                      (unaudited)  (unaudited)

DTH subscribers                                               792         746
Cable subscribers                                              53          54
Advertising                                                    78          81
Sky Bet                                                        10           7
Sky Active                                                     22          22
Other                                                         116          56
                                                            1,071         966



2.       Operating expense
                                                          2006/07      2005/06
                                                            Three        Three
                                                           months       months
                                                            ended        ended
                                                     30 September 30 September
                                                             GBPm         GBPm
                                                       (unaudited)  (unaudited)

Programming                                                   393          396
Transmission and related functions                             84           45
Marketing                                                     161          139
Subscriber management                                         151           96
Administration                                                102           75
                                                              891          751




                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 3 November 2006                    By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary